EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30,
	2012	2011
	(Dollars in Millions)
Net income attributable to Tenneco Inc.	$242	$127
Add:
Interest expense	84	81
Portion of rentals representative of the interest factor	13	13
Income tax (benefit) expense	(3)	65
Noncontrolling interest	21	18
Amortization of interest capitalized	3	3
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	1	—

Earnings as defined	$361	$307

Interest expense	$84	$81
Interest capitalized	3	3
Portion of rentals representative of the interest factor	13	13

Fixed charges as defined	$100	$97

Ratio of earnings to fixed charges	3.61	3.16